CM 10/20

04019809

BP 10/20

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 12 2004
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 32709

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2003 (MM/DD/YY) AND ENDING 08/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pavek Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2419 W. Brantwood Ave.
(No. and Street)

Glendale	WI	53209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Pavek (414)-352-4434
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary Hoffman CPA, S.C.
(Name — *if individual, state last, first, middle name*)

7670 N. Port Washington Road	Milwaukee	WI	53217
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Douglas Pavek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pavek Investments, Inc., as of August 31, 2004 XXXXXX, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Douglas Pavek
Signature

President
Title

Jeannette F. Pavek
Notary Public
Milwaukee County WI
My Commission 4-06-08

JEANNETTE F. PAVEK NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ xxxxx Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Hoffman, Gary L. 70

ADDRESS	Number and Street	City	State	Zip Code
	7670 N. Port Washington Road	Milwaukee	Wisconsin	53217
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

(6X)

1/76

PAVEK INVESTMENTS, INC.

ANNUAL REPORT

AUGUST 31, 2004

PAVEK INVESTMENTS, INC.
TABLE OF CONTENTS

GARY HOFFMAN C.P.A., S.C.
Certified Public Accountant
7670 North Port Washington Road
Milwaukee, Wisconsin 53217

Phone: (414) 247-1411
Fax: (414) 716-7671

Board of Directors
Pavek Investments, Inc.

I have examined the statement of financial condition of Pavek Investments, Inc., as of August 31, 2004 and the related statements of income, changes in stockholder's equity, and statement of cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and other such auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of Pavek Investments, Inc., as of August 31, 2004 and the results of their operations for the year then ended in conformity with generally accepted accounting principles applied on a consistent basis.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information in Part IIA is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the Auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary Hoffman, CPA., S.C.
September 30, 2004

PAVEK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION

August 31, 2004

ASSETS	
Current Assets	
Cash	$ 42,691
Accounts Receivable	14,086
Marketable Securities	59,882
Prepaid Taxes	2,791
NASD Stock Subscription	3,300
Total Current Assets	$ 122,750
Fixed Assets	
Furniture & Equipment	34,867
Less: Accumulated Depreciation	29,770
Net Fixed Assets	$ 5,097
Other Assets	
Deposit – License	$ 140
Other Assets	1,890
Notes Receivable – Officers	14,124
Total Other Assets	$ 16,154
TOTAL ASSETS	$ 144,001
LIABILITIES	
Current Liabilities	
Commissions Payable	$ 11,265
Accounts Payable	504
Accrued Payroll Taxes	11,197
Accrued Payroll	30,000
Accrued Income Tax	984
Total Current Liabilities	$ 53,950
TOTAL LIABILITIES	$ 53,950
Stockholder's Equity	
Common Stock	$ 5,000
Additional Paid-in Capital	31,100
Retained Earnings	53,951
Total Stockholder's Equity	$ 90,051
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 144,001

The Accompanying Notes Are An Integral Part Of These Financial Statements.

PAVEK INVESTMENTS, INC.
STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2004

Revenues	
Commissions	$ 702,828
Interest and Dividends	232
Total Revenue	$ 703,060
Expenses	
Commissions	$ 490,957
Automobile Expense	2,607
Salaries	134,500
Regulatory Fees	6,462
Employee Benefits	5,464
Professional Fees	13,113
Dues & Subscriptions	2,543
Education	764
Advertising & Donations	7,600
Office Expense	4,291
Postage	569
Utilities	940
Payroll Taxes	10,401
Bank Charges & Filing Fees	493
Personal Property Tax	20
Telephone	4,278
Insurance	2,904
Sales Meetings & Travel	8,199
Depreciation	4,705
Total Operations Expense	$ 700,810
Operating Income <Loss>	2,250
Other Income <Expense>	
Other Expense and Offsets	$ 650
Gain on Marketable Securities	9,634
Net Income/<Loss> Before Income Tax	$ 11,333
Income Tax	984
Net Income/<Loss>	$ 10,249

The Accompanying Notes Are An Integral Part Of These Financial Statements.

PAVEK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED AUGUST 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances as of September 1, 2003	$ 5,000	$ 31,100	$ 43,702
Net Profit <Loss)			10,249
Balances at August 31, 2004	$ 5,000	$ 31,100	$ 53,951

The Accompanying Notes Are An Integral Part Of These Financial Statements.

PAVEK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED AUGUST 31, 2004

Operating Activities	
Net Income	$ 10,249
Increase in Accounts Receivable	<14,011>
Decrease in Accounts Payable	<529>
Increase in Commissions Payable	11,205
Increase in Accrued Income Tax	916
Increase in Other Assets	<275>
Increase in Payroll Taxes payable	1,022
Decrease in Prepaid Taxes	68
Increase in Accrued Payroll	15,000
Depreciation	4,704
Net cash provided by Operating Activities	$ 28,309
Investing Activities	
Increase in Marketable Securities	$ <37,236>
Decrease in Notes Receivable – Officers	4,000
Net cash used in Investing Activities	$ 33,236
Financing Activities	0
Decrease in Cash	$ <4,927>
Cash – Beginning of Year	47,618
Cash – End of Year	$ 42,691

The Accompanying Notes Are An Integral Part Of These Financial Statements.

PAVEK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2004

1. Significant Accounting Policies Business Activity:

The company is engaged primarily in selling of securities for a commission. The company does not buy or sell investments for its clients and acts only as a salesman for the investment companies.

2. Capital Stock:

The authorized, issued and outstanding shares of capital stock at August 31, 2004 were as follows:

Common Stock, no par value; authorized 2,800 shares; issued 1,000 shares.

3. Net Capital Requirement:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule cm3-3), which requires the maintenance of minimum net capital. At August 31, 2004, the company had net capital of $39,518, which was $34,518 in excess of its required net capital of 5,000.

4. Income Taxes:

The federal income tax liability for the year ended August 31, 2004 was $626. The Wisconsin income tax liability for the year was $358.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pavek Investments, Inc. as of 8/31/2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 90,051	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			90,051	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 90,051	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 44,551	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(44,551)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 45,500	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	5,982	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(5,982)	3740
10.	Net Capital			$ 39,518	3750

OMIT PENNIES

1) There are no material differences between this audited report and the corresponding Unaudited Part IIA filed by the company; therefore, no reconciliation is included in this report.

2) There were no material inadequacies found to exist since the date of the last audit.

Line 6A -- Non-Allowable Assets

Receivables – Others	$ 275
Other Assets	1,615
NASD Deposit Account	140
Receivables from Officers	14,124
NASD Stock Subscription	3,300
Fixed Assets	5,097
Securities Not Readily Marketable	20,000
TOTAL	$ 44,551

Haircuts other Securities

$39,882 x 15% $ 5,982

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pavek Investments, Inc. as of 8/31/2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 3,597	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 34,518	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 34,123	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 53,950	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 53,950	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 136.5	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Not Applicable

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 0 [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]